Katayun I. Jaffari

Phone: (215) 972-7161

Fax: (215) 972-1926

kjaffari@saul.com

www.saul.com
October 31, 2007
Via EDGAR
Attn: Tim Buchmiller, Senior Attorney
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Tim Buchmiller, Senior Attorney

Re:	OSI Pharmaceuticals, Inc.
Definitive Proxy Statement
Filed April 30, 2007
File No. 001-08865
Dear Mr. Buchmiller:
     On behalf of OSI Pharmaceuticals, Inc. (“OSI”), we are submitting OSI’s responses to the comments made by the staff in your letter dated August 22, 2007 relating to OSI’s Definitive Proxy Statement, filed April 30, 2007 (File No. 001-08865) (the “Proxy Statement”). Attached to this letter as Appendix A are the staff’s comments (in bold), and following each comment is OSI’s response to such comment. OSI has filed this correspondence today with the Securities and Exchange Commission via EDGAR.
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     OSI hereby acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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Centre Square West w 1500 Market Street, 38th Floor w Philadelphia, PA 19102-2186
Phone: (215) 972-7777 w Fax: (215) 972-7725
BALTIMORE   CHESTERBROOK   HARRISBURG   NEWARK   PHILADELPHIA   PRINCETON   WASHINGTON   WILMINGTON
A DELAWARE LIMITED LIABILITY PARTNERSHIP

Tim Buchmiller, Senior Attorney
U.S. Securities and Exchange Commission
October 31, 2007

     If you have any questions concerning this filing, please do not hesitate to contact the undersigned at 215-972-7161.

Sincerely,

/s/ Katayun I. Jaffari

Katayun I. Jaffari

Cc:	Colin Goddard, Ph.D.
Barbara A. Wood, Esq.

APPENDIX A
Compensation Discussion and Analysis, page 16
1.	We note your disclosure regarding the quantitative and qualitative goals used in determining amounts payable under each element but, as a general matter, your disclosure does not clarify how each element fits into your overall compensation objectives or how the amounts paid under each element affect decisions regarding the amounts paid or awarded under the other elements of your compensation package. Your disclosure throughout Compensation Discussion and Analysis should sufficiently analyze or place in context how each element of compensation was considered and why determinations with respect to one element may or may not have influenced the Committee’s decisions with respect to other allocated or contemplated awards. The analyses underlying the Committee’s decision to make specific compensation awards and how decisions regarding one type of award motivate the Committee to award or consider other forms of compensation should be described in materially complete detail. Refer to Item 402(b) and Section II.B. of Release No. 33-8732A.

Overall Compensation Objectives and Objectives of Each Element

The overall objectives of our executive compensation program are to attract and retain highly talented executives, reward the achievement of the key objectives and goals set forth in our annual business plan and focus our executives on delivering long-term stockholder value. As described in our Proxy Statement, our compensation program for executive officers consists of the following elements: base salary and benefits, annual cash bonuses and equity awards. The following discussion reviews and clarifies how each of these elements fit into our overall compensation objectives.

Base Salary and Benefits

As stated on page 21 of the Proxy Statement, base salary represents the guaranteed portion of an executive officer’s annual compensation. We also note that our policy is to provide our executive officers with the same benefit programs as are provided to all of our other employees. In the future, we will expand this disclosure to state that the principal objective of base salary and benefits is to provide our executive officers with a level of current income and benefits that is competitive with compensation offered within our industry and by our identified peer group of companies. While the principal objective is to attract and retain highly talented executives, base salary is also used to incentivize individual performance in that an executive’s individual performance is the principal factor used in making any annual base salary adjustments.

Cash Bonuses

Our discretionary annual cash bonus program represents the principal element of annual performance compensation for our executive officers and the principal means by which we reward the accomplishment of the key objectives and goals set forth in our annual business plan. As we stated on page 19 of our Proxy Statement, the amount of cash bonus that each of our executive officers receives is a function of corporate and, with the exception of Dr. Colin Goddard, our Chief Executive Officer (“CEO”), individual performance measures. Annual cash bonuses also help us to compete for highly talented executives in that they are structured to provide competitive bonus opportunities to our executives.

In the future, we will state more explicitly that the purpose of our annual cash bonus program is to provide an incentive for our executive officers to achieve the annual corporate and individual performance objectives developed from our annual business plan. We will also explicitly state that our annual cash bonus program represents the principal element of annual performance compensation for our executive officers. For a discussion of how we determined these corporate and individual objectives for our named executive officers for 2006, please see our response to Comment 2 below.

Equity Awards

Equity awards serve the principal objective of aligning the long-term financial interests of our executive officers with those of our stockholders. Our equity awards are structured to vest over a period of four years and thus serve to encourage retention. We also use the grant of equity awards to reward the achievement of individual performance goals developed from our business plan as the size of an executive’s annual grant, while targeted at competitive levels based upon comparisons with our identified peer group of companies, varies with the executive’s level of achieved individual performance. The objectives of our equity awards will be more explicitly stated in our future filings.

Impact of One Element of Compensation on Other Elements

Our executive compensation program is structured to provide compensation to our executive officers, based upon a competent level of job performance, that falls within a targeted range of our peer group, i.e., approximately 50-60% for base salary and annual cash compensation and approximately 50% for equity compensation. Each year we review our executive compensation practices to ensure that each element of our compensation program, i.e., base salary, annual cash bonus and equity awards, provides compensation opportunities generally within these competitive ranges. Under our compensation structure, decisions with respect to one element of an executive’s compensation do not impact decisions with respect to other elements of compensation.
Executive Compensation Policy, page 16
2.	We note your disclosure that compensation is based on the achievement of clearly defined corporate objectives, however, your disclosure does not provide adequate discussion and analysis of the quantitative or qualitative aspects of the necessary targets to be achieved in order for your executive officers to earn their incentive compensation. Please disclose the specific quantitative and qualitative aspects of the performance objectives used to determine incentive amounts and how your incentive awards are specifically structured around such performance goals. See Item 402(b)(2)(v) and Instruction 2 to Item 402(b). To the extent you believe that disclosure of the information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b), please provide us with a detailed explanation supporting your conclusion. To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Refer also to Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov. In discussing how difficult or likely it will be for the registrant to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

Corporate Performance Goals. As a development stage biotechnology company, we measure our annual corporate performance against our achievement of the key objectives and goals set forth in our annual business plan, rather than simply by the achievement of specified financial measures, such as earnings per share or revenue growth targets. For 2006, the key material objectives and goals of our business plan were the following:
•	Deliver profitability in the fourth quarter of 2006;

•	Execute a capital raising strategy designed to increase our cash (or access to cash) by over $100 million by the end of 2005 and by over $150 million by the second quarter of 2006;

•	Implement key development programs for Tarceva® and continue our efforts to maximize the brand;

•	Establish R&D programs in all three business units that leverage our core R&D capabilities and appropriately balance and prioritize our R&D investments against our revenue growth; and

•	Implement a Macugen® plan designed to meet commercial goals, mitigate the off-label use of Avastin® and optimally prepare for Lucentis® launch.
The foregoing key objectives and goals from our annual business plan formed the primary basis of assessing our corporate performance in 2006 for the purpose of determining levels of compensation based on such performance. In support of each key objective, our annual business plan consists of numerous, specific and detailed sub-goals and objectives, none of which viewed individually are material and most of which are confidential. For example, the sub-goals and objectives identify the specific studies and trials and specific partnering, licensing and marketing initiatives we planned to pursue during the year. The achievement of, and progress toward, these sub-goals and objectives are considered in assessing our corporate performance. As further discussed below, we decline to disclose the specific aspects of these sub-goals and objectives as disclosure would likely result in competitive harm. In assessing corporate performance, we also considered our responsiveness to, and management of, the business exigencies that developed during the year, including in particular, the disappointing consequences of our acquisition of Eyetech Pharmaceuticals, Inc. in November 2005 and the modification and development of our business goals as a result.

We score corporate performance for the purpose of compensation determinations based on a target level of performance (100%) that is presumed to reflect a solid year in which most of the annual objectives — and particularly high priority objectives — are met. With regard to the likelihood of achieving target performance, for compensation purposes, target performance is set at a level reasonably expected to be achieved with a good level of performance.

For 2006, the Compensation Committee, after consideration of the CEO’s recommendation, gave our corporate performance a score of 100%. A discussion and analysis as to how and why this score was assessed for 2006 is provided in our response to Comment 12 below. In the future, unless such disclosure would cause competitive harm, we will disclose in our proxy statement the key material objectives and goals against which corporate performance is assessed for compensation purposes and include a discussion and analysis of the score assessed for the relevant year.

As stated in our Proxy Statement on page 19, 80% of the annual bonus payable to our executive officers, other than the CEO, was based on our corporate performance for the year. In the case of our CEO, 100% of his annual bonus is typically determined on the basis of corporate performance, although as we noted in our Proxy Statement, our CEO declined his annual bonus for 2006 in light of the disappointing consequences of the Eyetech acquisition.

Individual Performance Goals. Throughout the company, the individual goals for many employees for 2006 were established in support of the key objectives and goals of our annual business plan based on the employee’s level of responsibility within the company. Thus, the individual performance goals of each named executive officer for 2006 consisted primarily of the key objectives and goals, and specific and detailed sub-goals and objectives, from our annual business plan discussed above that related to the functional area or business unit for which the named executive officer was responsible. In the case of our CEO, his individual performance goals are coextensive with the key objectives and goals of the company as a whole. As further discussed below, we believe that further disclosure of the specifics of these goals and sub-goals would likely result in competitive harm. As in the case of corporate performance, target individual performance is set at a level that is reasonably likely to be achieved with a good level of performance. While achievement against the key objectives and goals of our business plan was given substantial weight in scoring the individual performance of our named executive officers for 2006, consideration was also given to an evaluation of the executive’s individual performance based on more subjective factors including (i) leadership, (ii) management, (iii) judgment and decision making skills, (iv) results orientation and (v) communication.

As noted at page 18 of the Proxy Statement, each executive officer is assigned a performance rating in accordance with a five point rating scale. The CEO recommends a rating for each executive officer other than himself for the consideration and discussion of the Compensation Committee. The Compensation Committee determines the performance rating for the CEO. The individual performance ratings of each executive officer is then applied in a systematic manner to determine each executive officer’s annual merit increase in base salary, individual component of the annual cash bonus (for executives other than the CEO), and level of equity grants. Our response to Comment 3 below discusses in further detail how the assessment of individual performance is used to determine the amount of these elements of compensation and our response to Comment 12 below discusses in detail how the key objectives and goals were met.

Confidential Treatment of Performance Goals. Although we believe that the details of our business plan as a whole should be protected from public disclosure, we have provided above as well as in our response to Comment 12 below as much detail as possible to provide a better understanding of the compensation decisions made by the Compensation Committee. Pursuant to Rule 80 of the Regulation Concerning Information Requests, 17 C.F.R. § 200.80, we object to the complete disclosure of the details related to our business plan, and in particular, the sub-goals and objectives (the “Confidential Terms”). The Securities and Exchange Commission may order confidential treatment for proprietary and confidential commercial information within the meaning of Section 552(b)(4) of the Freedom of Information Act (“FOIA”), 5 U.S.C.A. § 552(b)(4) (“Exemption 4”) and the regulations promulgated thereunder. See 17 C.F.R. § 200.80 et seq. Specifically, Exemption 4 provides that: “the Commission will generally not publish or make available to any person matters that are . . . trade secrets and commercial or financial information obtained from a person and privileged or confidential . . . .” 17 C.F.R. § 200.80(b)(4). We believe that the Confidential Terms, fall within the scope of Exemption 4. To be within the scope of Exemption 4, such information should “ . . . have a . . . direct relationship with a business venture, i.e., one where profit is the primary aim.” American Airlines, Inc. v. National Mediation Bd., 453 F. Supp. 430, 435 (S.D.N.Y.), rev’d on other grounds, 588 F.2d 863 (2d Cir. 1978).

The Confidential Terms describe the ordinary, income generating business strategy and proposed activity engaged in by our company. Generally, business strategies or marketing plans that would enable competitors to devise counter-strategies are competitively sensitive materials within the meaning of Exemption 4. See, e.g., National Parks Conservation Ass’n v. Kleppe, 547 F.2d 673, 684 (D.C. Cir. 1976); National Community Reinvestment Coalition v. National Credit Union Administration, 290 F. Supp. 2d. 124, 135 (D. D.C. 2003) (stating that “[b]usiness and marketing plans by their nature usually contain information that would cause competitive harm if disclosed” in applying Exemption 4). The Confidential Terms specifically establish the essential components of our business. We believe the Confidential Terms are directly related to the company’s potential profitability and are “commercial or financial information” within the scope of Exemption 4. Disclosure of the Confidential Terms will reveal highly sensitive information regarding our forward business strategy. See, e.g., International Satellite, Inc., 57 RR 2d 460, 462-63 (1984) (applying Exemption 4 to documents containing “technical and commercial information regarding possible changes and expansion of Intelsat’s operations” and “pertain[ing] to Intelsat’s future business plans”); Western Union Telegraph Co., 2 FCC Rcd 4485, 4487 (1987) (withholding pension strategy information in accordance with FOIA); Merit Energy Co. v. U.S. Dep’t of the Interior, 180 F. Supp. 2d 1184, 1188 (D. Colo. 2001) (finding information regarding oil and gas leases, prices, quantities, and reserves subject to the FOIA exemption). Such disclosure would allow competitors and our strategic partners to obtain leverage over our company and place the company, and our stockholders, in a complete competitive disadvantage.
We recognize that confidential treatment is afforded only for confidential commercial information. See Exemption 4; Public Citizen, 704 F.2d at 1209. We believe that the Confidential Terms fit squarely within the test for confidentiality employed by the courts when the information is required to be provided to the government. See Critical Mass Energy Project v. NRC, 975 F.2d 871 (D.C. Cir. 1992), cert. denied, 507 U.S. 984 (1993). To determine whether a commercial or financial matter is “confidential” for purposes of Exemption 4, consideration of the following possible effects of public disclosure is required: (1) will such disclosure impair the government’s ability to obtain necessary information in the future; or (2) will such disclosure cause substantial harm to the competitive position of the person from whom the information was obtained. See Kleppe, 547 F.2d at 677-78 (D.C. Cir. 1976) (footnote omitted). As stated earlier, we believe disclosure of any part of the Confidential Terms is not necessary for the protection of investors and would competitively injure the company. Actual competitive harm need not be shown, “[a]ctual competition and the likelihood of substantial competitive injury is all that need be shown.” Gulf & Western Indus. Inc. v. United States, 615 F.2d 527, 530 (D.C. Cir. 1979). Our business, biotechnology research, development and the commercialization of pharmaceutical products, is a highly competitive industry. We are faced with constant competition from a variety of sources, including large pharmaceutical companies, biotechnology companies, joint ventures and research and academic institutions. The information contained in the Confidential Terms is not available publicly, nor is it possible to determine the information from public sources. It is highly unlikely, therefore, that the information contained in the Confidential Terms will become public knowledge unless it is required to be disclosed pursuant to the Commission’s request. We believe that our stockholders will not benefit from the public disclosure of the Confidential Terms. To the contrary, the competitive harm caused to our company by disclosure of the Confidential Terms would be detrimental to our stockholders.

3.	You provide a description of how company performance affects incentive compensation, but little discussion and analysis of the effect of individual performance, even though your disclosure suggests it is a major factor considered by the Compensation Committee. For example, on pages 16-18, you devote significant attention to “the performance management” process, which, you state, is “at the core of [y]our compensation policy.” Please expand your disclosure to provide appropriate detail and analysis of how individual performance contributed to actual 2006 compensation for the named executive officers. For example, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the Compensation Committee considered in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions. You should also expand your discussion and analysis of the factors the committee considered in establishing personal objectives for Dr. Goddard. Refer to Item 402(b)(2)(vii) of Regulation S-K.
Our response to Comment 2 above discusses the individual performance goals of our named executive officers for 2006. The following is a description of how individual performance was used to determine the amount of each element of 2006 compensation paid to our named executive officers:

Annual Cash Bonus Awards

For 2006, the individual performance for our named executive officers (other than our CEO) was given a weight of 20% in determining the amount of annual cash compensation. For 2006, a performance rating indicative of good performance resulted in the payment of the individual component of annual bonus at 100% of target, a performance rating indicative of exceptional performance resulted in the payment of the individual component of annual bonus at 110% of target and a performance rating indicative of outstanding performance resulted in the payment of the individual component of annual bonus at 125% of target. Given that corporate performance for 2006 was scored at 100% and that the individual component of the annual bonus was weighted at 20%, an executive with an outstanding individual performance rating would have received a bonus equal to 105% of his target bonus ((100% x 80%) + (125% x 20%)), whereas an executive with an exceptional performance rating would have received a bonus equal to 102% ((100% x 80%) +(110% x 20%)) of his target bonus.

Base Salary Increases

Our base salary increases for executive officers in 2006 were determined based upon a target overall budgeted increase for base salary and the individual performance ratings of our executive officers (other than our CEO). As we note on page 20 of our Proxy Statement, our management established a proposed overall budget for base salary increases for all employees through our annual budget process. To establish this budget, our management reviewed general economic factors and the compensation practices of our peer companies. Based on this analysis, our management recommended an average 4% salary increase for our employees. Our CEO and Vice President of Human Resources then prepared recommended annual salary increases for each executive officer (other than our CEO) based on their review of the individual performance rating received by each executive officer. These recommendations were presented to the Compensation Committee. For 2006, the merit increase in base salary for our named executive officers (other than the CEO) ranged from 3.7% to 5.1%.

As noted on page 20 of our Proxy Statement, our CEO did not receive a salary increase based on his recommendation to the Compensation Committee that he not receive such an increase given the events relating to our acquisition of Eyetech.

Equity Awards

As we disclosed on page 21 of our Proxy Statement, the value of our annual equity grants for our executive officers is targeted at approximately the 50th percentile of the awards made by companies in our peer group. The actual value of equity grants made to our named executive officers, including our CEO, varies depending on the executive’s individual (or in the case of the CEO, the corporate) performance rating assigned for the year. For 2006, individual performance indicative of exceptional performance resulted in the grant of equity awards at 100% of target, whereas individual performance (or in the case of our CEO, corporate performance) indicative of good performance resulted in grants at 75% of target.

Given the concurrent business decision to seek a divestiture of the Eyetech business, the Compensation Committee determined to exercise its discretion and not make equity award grants to Paul Chaney, the named executive officer responsible for the Eyetech business, despite the overall good performance rating assigned by the Committee to his individual performance for 2006.

Personal Objectives for our CEO

The Compensation Committee does not set personal objectives for our CEO that are distinct from the key objectives and goals established under our annual business plan for the company as a whole. However, the Committee pays particular attention to the CEO’s performance in responding to emerging business circumstances throughout the course of the year and to the degree and effectiveness of communication with the Board of Directors.
4.	Given that you seek to offer a level of compensation to your executive officers that is competitive with the compensation paid by your peer group of companies, please specify how each element of compensation you provide to the named executive officers relates to the data you have analyzed from the comparator companies and include a discussion of where you target each element of compensation against the peer companies and where actual payments under each element of compensation actually fell within the targeted parameters.

As noted in our response to Comment 1, our executive compensation program is structured to provide compensation to our executive officers that falls within a targeted range of our peer group, i.e., approximately 50-60% for base salary and annual cash compensation and approximately 50% for equity compensation. Each year, we review our executive compensation practices to ensure that each element of our compensation program, i.e., base salary, annual cash bonus and equity awards, provides compensation opportunities generally within these competitive ranges. We also review with our consultants the make-up of the peer group of companies we use, which is ratified by the Compensation Committee. Based on our review of the competitive data for 2006, we increased base salaries for all employees at an average rate of 4% to maintain pace with our competitors, but in general did not make significant adjustments to our targeted levels of compensation with respect to annual cash bonuses and equity grants. As noted in our response to Comment 3, differences in actual payments from the targeted levels of compensation are reflective of actual corporate and individual achievement versus corporate and individual goals.
5.	We note the various termination and change in control arrangements you have with the named executive officers and the various triggering scenarios described under “Potential Payments Upon Termination or Change-In-Control” on page 31. Please describe and explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits under the employment and severance agreements and change of control agreements. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K. Also discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.

In the future, we will add disclosure to indicate that the payments that our executive officers are entitled to receive upon termination and/or a change-in-control are largely a product of our individual negotiations with each executive officer. Based on data provided to us by Radford, our outside compensation consultant, we believe that the level of these benefits generally is consistent with that offered by our peer group of companies for executive employees at similar levels. The purpose of the change-in-control provisions, as we note on page 22 of our Proxy Statement, is to help to align the interests of our executive officers with those of our stockholders by allowing our executive officers to focus on strategic transactions that may be in the best interest of our stockholders without undue concern regarding the effect of such transactions on their continued employment.
6.	The Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. Refer to Section II.B.1 of Commission Release No. 33-8732A. In this regard, we note disparities in the amount of equity granted to Dr. Goddard in June, July and December 2006. In each instance, it appears that Dr. Goddard received more than double the amount of equity that was granted to each of the other named executive officers. Given this, please include a more detailed discussion of how and why Dr. Goddard’s compensation differs from that of the other named executive officers. If policies or decisions applicable to a named executive officer are materially different than those applicable to the other named executive officers, this should be discussed on an individualized basis.

The compensation for our CEO is determined in the same manner as compensation is determined for our other executive officers, including the other named executive officers, with the exception that the CEO’s individual goals are identical to the goals of the company as a whole and that the CEO’s performance rating is determined directly by the Compensation Committee and is not based upon a recommendation by our CEO. The fact that equity awards for the CEO were approximately double the awards made to the other named executive officers in 2006 reflects the existing market in the biotechnology industry with respect to the award of equity compensation to chief executive officers.

Independent Compensation Consultant, page 17
7.	With respect to the engagement of Radford, a division of Aon Consulting, Inc., please provide the full disclosure required by Item 407(e)(3)(iii) of Regulation S-K including a description of the nature and scope of the consultant’s assignment or the material elements of the instructions or directions given to the consultant with respect to the performance of its duties under the engagement. In addition, to the extent any consultant maintains multiple business relationships with the company, you should disclose this and provide a breakdown of the executive compensation-related work and work performed in all other capacities. Similar disclosure, if applicable, should be provided for Watson Wyatt Worldwide.

On page 17 of our Proxy Statement, we indicate that Radford serves as our outside compensation consultant with respect to the compensation we pay to our non-employee directors, executive officers and other employees. We also specify that Radford provides us with market data and recommendations on best practices regarding our compensation programs and structures. At the time that we filed our Proxy Statement, the Compensation Committee was considering whether Radford should report directly to the Compensation Committee. Effective August 2007, the Compensation Committee directly engaged Radford. In the future, we will describe the specific instructions and directions that the Compensation Committee provides to Radford and the scope and nature of the services that Radford provides to the Compensation Committee. We also will set forth any non-executive compensation related work that Radford provides to our company.

Watson Wyatt Worldwide has not provided compensation consulting services to OSI since 2001, so we do not feel similar disclosure would be relevant.
Executive Compensation Process, page 17
8.	The emphasis of your discussion in this section should be an analysis of how you arrived at the amounts paid to each named executive officer under each element of compensation. For example, it is clear that the Compensation Committee relies upon the extent to which the compensation of your named executive officers compares to the companies against which you benchmark compensation and also upon the achievement by each named executive officer of corporate performance targets, and the achievement of individual performance targets. As indicated in our prior comments, it remains unclear what the individual performance and corporate performance targets were with respect to each named executive officer and how the Compensation Committee factored the achievement of the relevant targets in ultimately approving the amounts to be paid under each element to the named executive officers under their respective compensation packages. The Compensation Discussion and Analysis should highlight the specific factors considered by the Committee in ultimately approving particular pieces of each named executive officer’s compensation package and why the Committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions.

Our responses to Comments 2 and 3 discuss the corporate and individual performance goals used to determine the amount of each item of compensation and our response to Comment 12 analyzes the factors that were considered in assessing actual performance against these goals for 2006. In the future, our proxy statements will include similar analysis of the performance goals versus actual achievement of those goals that are used to determine each element of compensation for the relevant year.

9.	You disclose at the bottom of page 17 that the Compensation Committee relies upon the analysis of compensation tally sheets. Please add disclosure addressing the extent to which the information in the tally sheets comprised information in addition to or different from the information presented in your Summary Compensation Table and how and why the Compensation Committee found the tally sheets useful in determining the various elements of compensation for the named executive officers. The information contained in the tally sheets and how the Committee’s analysis of such information resulted in specific awards should be described in complete detail.

On page 17 of the Proxy Statement, we indicate that our Vice President of Human Resources prepares for our CEO a compensation analysis of each of our executive officers that includes both the total compensation paid to such executive officer for the previous year, as well as data regarding the compensation paid by our peer group of companies for comparable positions. This compensation history and data is used to ensure that each element of our compensation structure provides targeted compensation opportunities at competitive levels. Based on this information, we may from time to time make adjustments to targeted levels of compensation, but in general, specific compensation determinations for our executives for any year are based on the assessment of actual performance versus established performance goals as described in our response to Comments 2 and 3.
Benchmarking, page 18
10.	You indicate that the Compensation Committee considers a list of companies against which performance and compensation will be compared. Please expand your disclosure to provide analysis as to how or why you have determined that the named comparator companies should be included in your peer group. Please provide specific analysis of the rationale for including these companies in your peer group. For example, discuss how the comparator companies relate to your company in terms of revenues, profitability, market capitalization, or similarity in the stage of drug development, etc.

In the future, we will indicate that in assembling our peer group of companies, we look at publicly traded biotechnology companies with similar market capitalization, revenues, number of employees and/or business models. We also will state that we periodically review and update our list of peer companies using data provided by our compensation consultant for conformity with these measures.

Cash Bonuses, page 19
11.	We note from the footnote to the table at the top of page 20 that Mr. Atieh is eligible to receive an annual cash bonus of between $200,000 and $300,000. Given that each of the other named executive officers is only entitled to receive a discretionary bonus based upon the achievement of targets related to corporate performance and individual performance, please include an analysis and discussion of why the company agreed to pay an annual cash bonus to Mr. Atieh within the specified range. In addition, please discuss how the Compensation Committee determines the amount of the cash bonus to pay Mr. Atieh within that range.

The annual cash bonus range for Michael G. Atieh, our Executive Vice President, Chief Financial Officer and Treasurer, was the product of negotiations between Mr. Atieh and our company in connection with our offer of employment to him. His annual cash bonus is determined in the same manner as we determine the bonuses for our other named executive officers. Although we are contractually obligated to provide Mr. Atieh with a minimum annual bonus of $200,000, to date, the annual cash bonus that Mr. Atieh has been entitled to under our benchmarking and performance measurement procedures has exceeded this minimum threshold.

12.	We note from the last two sentences of the paragraph following the table on page 20 that the annual cash bonus is targeted at 100%, but has ranged from 80% to 150% of the corporate component target based upon the performance of the company. Please provide discussion and analysis as to how and why the Compensation Committee set the corporate component at 100% for 2006.

As noted in our response to Comment 2, we score corporate performance for the purpose of compensation determinations based on a target level of performance (100%) that is presumed to reflect a solid year in which most of the annual objectives — and particularly high priority objectives — are met. The following discussion sets forth the Compensation Committee’s views and beliefs of our corporate performance and the factors that the Committee considered in deciding that such performance for 2006 was attained at 100% of target as measured against the key material corporate objectives and goals for 2006 included in Comment 2.
•	Deliver profitability in the fourth quarter of 2006.
o	Although this goal was not met because of the declining sales of Macugen, progress toward profitability was attained in large part as a result of extensive cost cutting measures instituted in response to the poor market performance of Macugen.

o	Progress toward profitability was also attained as a result of the implementation of a number of business development goals supporting our financial objectives, including the grant of additional licenses to our DP-IV patents and the terms of our out-licensing transaction for our GKA program with respect to upfront fees of $25 million, $350 million in milestones and anticipated royalty fess of 10%-14%.
•	Execute a capital raising strategy designed to increase our cash (or access to cash) by over $100 million by the end of 2005 and by over $150 million by the second quarter of 2006.
o	This goal was exceeded as we executed a convertible debt transaction at the end of 2005, raising $115 million that strengthened our cash position and exited fiscal year 2006 with over $200 million in cash.
•	Implement key development programs for Tarceva and continue our efforts to maximize the brand.
o	Performance for Tarceva for 2006 lead to global sales of approximately $650 million (exceeding our sales goals), a strong U.S. launch of Tarceva for pancreatic cancer, the initiation of all key life-cycle management trials and the filing of Tarceva for approval in Japan
•	Establish R&D programs in all three business units that leverage our core R&D capabilities and appropriately balance and prioritize our R&D investments against our revenue growth.
o	Progress was made in all of our R&D programs during 2006.

o	In our oncology business, the OSI-930 Phase I trial proceeded to plan and the OSI-906 program was advanced to the IND-filing stage.

o	In our Prosidion (diabetes) business, key non-clinical programs for our DP-IV inhibitor were continued. We demonstrated clinical proof-of-concept in healthy volunteers for our GKA candidate, PSN010. Despite failing in Phase IIa trials, the PSN357 development program was carried out effectively and on time and our S1RUP candidate, PSN602, was advanced to IND-track.

o	Both Eyetech development programs, the PDGF aptamer program (IND filed) and the microsphere program (proof-of concept achieved), were advanced on budget and on time until we suspended funding due to constraints imposed by our declining Macugen business.
•	Implement a Macugen plan designed to meet commercial goals, mitigate the off-label use of Avastin and optimally prepare for Lucentis launch.
o	This goal was not achieved as the off-label use of Avastin and a successful launch of Lucentis significantly impacted the sales of Macugen in 2006 and led to our decision to exit the eye disease business.

Equity Awards, page 20
13.	You disclose that you typically grant employees annual equity grants in December. From your table under “Grant of Plan-Based Awards,” however, it appears that you have made grants at other times of the year as well. As such, it does not appear that you have addressed the timing of equity awards as it relates to release of material non-public information. Please refer to Section II.A of Release 33-8732A which discusses the potential need to discuss the relationship between the timing of equity grants and the release of material non-public information to the public. In this regard, we note that it does not appear as though you have discussed whether or not you in fact have a program, plan, or practice to select option grant dates for executive officers in coordination with the release of material non-public information. Please provide the appropriate disclosure.

Prior to 2005, we typically provided equity awards to our employees (including our executive officers) in June, while salary and bonus decisions were made in December following our annual performance review process and annual goal setting exercise. Starting in 2005 and in connection with the change in our fiscal year end date from September 30 to December 31, the Compensation Committee decided to align the timing of our salary, bonus and equity award determinations so that they all occur in December and are aligned with our annual performance review. One of the primary factors in this decision was the desire of our Compensation Committee to move towards equity grants that were based on the performance of our company and/or our individual employees during the fiscal year.

Our first December equity grants occurred in December 2005, and our first performance based equity grants occurred in December 2006. Although our executive officers ordinarily would have been entitled to receive equity grants in December 2005 along with our other employees, as we disclosed on page 21 of our Proxy Statement, our Compensation Committee determined that our executive officers should not receive their annual equity grants until our Board of Directors determined that our executive officers were demonstrating an effective response to managing the events following the conclusion of our acquisition of Eyetech. Based on the determination of our Board of Directors in June 2006 that our executive officers were effectively managing the adverse events of the Eyetech transaction, the Compensation Committee approved a grant of stock options and restricted equity for our executive officers that corresponded to the 2005 fiscal year. In June 2006, the executive officers received their stock option grant and the Compensation Committee set the total number of restricted shares that each executive officer would receive. The Compensation Committee delayed the actual grant of restricted equity by one month however to provide our management with time to investigate whether it would be administratively feasible to issue restricted stock units in lieu of restricted stock. In July 2006, our management reported to the Compensation Committee that it would require additional time to implement a new program to allow for the grant of restricted stock units and, as a result, all of our executive officers received a grant of restricted stock in July 2006.

In the future, we expect to continue the practice of making equity awards once a year following our annual performance review. We do not have a program, plan or practice that ties the timing of our equity grants with the release of non-public material information. We note in this regard that the exercise price of options awarded and the number of shares granted under restricted stock and restricted stock unit awards are based on the fair market value of our stock determined on the date of grant of the awards.
Summary Compensation Table, page 23
14.	Disclose the assumptions made in the valuation of the stock awards and option awards by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements or discussion in Management’s Discussion and Analysis. Refer to the Instruction to Item 402(c)(2)(v) and (vi) of Regulation S-K.

In the future, when we reference our valuation of equity awards in our proxy statement, we will include a cross reference to the applicable notes to our consolidated financial statements of our Annual Report on Form 10-K.
Potential Payments Upon Termination or Change-In-Control, page 31
15.	You disclose that the employment agreements for Messrs. Atieh, Leung and Chaney and Drs. Lundemose and Goddard provide that if any such officer is terminated without cause, or terminates his employment for good reason, then each such officer will be entitled to a pro rata bonus that such officer would have been entitled to receive for the fiscal year in which the termination occurs. Please include the amount of such bonus payments in your table based on the assumption that the triggering event took place on the last business day of your last completed fiscal year. Refer to the Instructions to Item 402(j) of Regulation S-K.

Instruction 1 to Item 402(j) of Regulation S-K requires us to assume that the triggering event takes place on the last business day of the registrant’s fiscal year. In 2006, we awarded annual cash bonuses to all of our employees (including our named executive officers) in early December. As a result, if our named executive officers were terminated on the last business day of the fiscal year (i.e., December 29, 2006), they would not have been entitled to a further bonus payment.

16.	Please revise the table to include the aggregate amount of the potential payments to each named executive officer upon termination or change-in-control under the various scenarios.

In future filings, we will add an additional column to the table “Potential Payments Upon Termination or Change-in-Control” that provides the aggregate amount of potential payments to each of the named executive officers under each of the scenarios set forth therein.